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                             August 10, 2022

       Gal Krubiner
       Chief Executive Officer
       Pagaya Technologies Ltd.
       Azrieli Sarona Bldg, 54th Floor
       121 Derech Menachem Begin
       Tel-Aviv 6701203, Israel

                                                        Re: Pagaya Technologies
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed July 20, 2022
                                                            File No. 333-266228

       Dear Mr. Krubiner:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       General

   1. It appears that the price of your common stock has fluctuated significantly in the last several months after
completion of the merger transaction. Please revise your disclosure to address high price
volatility, potential causes of such volatility, if known, and add a separately captioned
risk factor to describe the risk to investors. In addition, on the prospectus cover page,
disclose the following:
                                                            describe the recent
price volatility in your stock and briefly disclose any known risks of investing in
your stock under these circumstances;
                                                            for comparison
purposes, disclose the market price of your common stock prior to the recent price
volatility in your stock; and
 Gal Krubiner
FirstName LastNameGal
Pagaya Technologies Ltd.Krubiner
Comapany
August 10, NamePagaya
           2022        Technologies Ltd.
August
Page 2 10, 2022 Page 2
FirstName LastName
                describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact.
2. Revise your prospectus to highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price at which the public securityholders acquired their shares and warrants. Disclose, if true, that while the
         Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.
         Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
3. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
             statistical data under the "Our Market Opportunity" section on page 86, which currently provides data as of Q4 2019 and Q4 2020;
             disclosure related to the absence of a public trading market in the section titled "Fair
             Value of Pagaya Ordinary Shares" on page 81; and disclosure on top of page 88 and under the "our team" subheading on page 92
             regarding the number of specialists and employees, which currently provides data as of December 31, 2021.
Cover Page

4. For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.
5. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants and provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
6. Please disclose the number of shares representing your public float. State, if true, that the shares being registered for resale exceed your public float and state the percentage of your public float that the shares being offered for resale represents. We also note that all of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the
 Gal Krubiner
Pagaya Technologies Ltd.
August 10, 2022
Page 3
      public trading price of the Class A common stock. Also disclose the number of shares of
      Class A common stock that were redeemed in connection with your business combination.
Risk Factors, page 9

7. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
      Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even if the current trading price falls to or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because they purchased their shares at a lower price than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 67

8. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
      impact the market price of the company   s common stock.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at
(202) 551-
3859 with any questions.



                                                             Sincerely,
FirstName LastNameGal Krubiner
                                                             Division of
Corporation Finance
Comapany NamePagaya Technologies Ltd.
                                                             Office of Finance
August 10, 2022 Page 3
cc:       Andrea Nicolas, Esq.
FirstName LastName